Filed by Noble Corporation plc pursuant to Rule 425

under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation plc (File No.: 333-261780)

Noble Corporation plc

Commission File No. for Registration

Statement on Form S-4: 333-261780

June 23, 2022

Noble Corporation 13135 Dairy Ashford, Suite 800 Sugar Land, Texas 77478

PRESS RELEASE

NOBLE CORPORATION ANNOUNCES AGREEMENT TO DIVEST REMEDY RIGS AND PROVIDES UPDATE ON MERGER CONTROL PROCESS

SUGAR LAND, TEXAS, June 23, 2022—Noble Corporation (NYSE: NE, “Noble”, or the “Company”) announced that it has entered into an asset purchase agreement to sell five jackup rigs for $375 million to a newly formed subsidiary (“Buyer”) of Shelf Drilling, Ltd. (“Shelf Drilling”) whose obligations under the asset purchase agreement will be guaranteed by Shelf Drilling (the “Remedy Rig Sale Agreement”). The sale, which is subject to approval of the UK Competition and Markets Authority (“CMA”), is intended to address the potential concerns identified by the CMA in the Phase I review of the proposed business combination between Noble and The Drilling Company of 1972 A/S (“Maersk Drilling”) announced on 10 November 2021 (the “Business Combination”).

The Remedy Rig Sale Agreement includes the rigs Noble Hans Deul, Noble Sam Hartley, Noble Sam Turner, Noble Houston Colbert, and Noble Lloyd Noble (the “Remedy Rigs”) and all related support and infrastructure. Associated offshore and onshore staff are expected to transfer with the Remedy Rigs. Following the sale, Noble expects to continue to perform the current drilling program for the Noble Lloyd Noble under a bareboat charter arrangement with Shelf Drilling until the second quarter of 2023 when the primary term of its current drilling contract is expected to end. The charter arrangement would pass the economic benefit of the drilling contract to Shelf Drilling. Drilling contracts for other Remedy Rigs are expected to be novated to the Buyer, subject to the clients’ consent. Noble will provide certain customary transition support services to the Buyer for a limited period of time. The Buyer is expected to finance the acquisition through equity and debt financings by the Buyer and Shelf Drilling, but the purchase is not conditioned on such financing. The Remedy Rig Sale is expected to close promptly following closing of the Business Combination (and following receipt of CMA approval). Additional information related to our Remedy Rig Sale will be provided in an 8-K expected to be filed by the Company on June 23, 2022.

On 9 May 2022 the CMA published its decision that there are reasonable grounds for believing that a sale to a suitable purchaser of the Remedy Rigs together with sufficient supporting infrastructure (the “Remedy Proposal”) might be accepted by the CMA to address its concerns related to lessening of competition created by the Business Combination. The duration and outcome of the CMA review process remains uncertain. If the Buyer, Remedy Rig Sale Agreement and the Remedy Proposal are accepted by the CMA, closing of the Business Combination is expected to occur near the end of the third quarter of 2022.

In connection with the Business Combination, Noble currently expects to launch the planned exchange offer for shares of Maersk Drilling in August 2022. In addition to the CMA approval, completion of the Business Combination remains subject to acceptance by holders of at least 80% of Maersk Drilling shares, listing of Noble shares on the NYSE and Nasdaq Copenhagen, and other customary conditions.

About Noble Corporation

Noble is a leading offshore drilling contractor for the oil and gas industry. The Company owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. Noble performs, through its subsidiaries, contract drilling services with a fleet of offshore drilling units focused largely on ultra-deepwater and high specification jackup drilling opportunities in both established and emerging regions worldwide. Additional information on Noble is available at www.noblecorp.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the federal securities laws including statements regarding the certainty of the duration and outcome of the CMA’s review process, the anticipated timing of the closing of the Business Combination and the Remedy Rig Sale, the expected financings by the Buyer and Shelf Drilling, the expected timing of the launch of the exchange offer for shares of Maersk Drilling and expectations under the bareboat charter arrangement. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,”

“could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination or transaction proposed by the Remedy Rig Sale Agreement (together, the “Transactions”) may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s securities, (ii) the failure to satisfy the conditions to the consummation of the Transactions, including the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, including those described herein, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement or the Remedy Rig Sale Agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the Transactions on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed Transactions disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed Transactions, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the proposed Transactions, (viii) the ability of Noble Corporation plc (fka Noble Finco Limited, “Topco”) to list the Topco shares on NYSE or the Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, and (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed Business Combination, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed Transactions, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the Business Combination, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed Transactions on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the Business Combination will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble and Topco with the SEC. Noble wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco has filed a Registration Statement on Form S-4 with the SEC. The Registration Statement includes (1) a proxy statement of Noble that will also constitute a prospectus for Topco in connection with Topco’s issuance of Topco shares to Noble shareholders and (2) the English translation of the draft offer document of Topco that will be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco shares. Topco will distribute the offer document in connection with the exchange offer. Should Maersk Drilling and Noble proceed with the proposed Business Combination, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus (if and when it becomes available) and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or the UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Notice

This announcement is not a public takeover offer and this announcement does not represent a formal decision by Topco or Noble to make a public takeover offer within the meaning of section 4(1) of the Danish Takeover Order (Executive Order no. 636 dated 15 May 2020), and such formal decision by Topco to make a public takeover offer in accordance with section 4(1) of the Danish Takeover Order is conditional on the approval of a prospectus approved in accordance with Regulation (EU) No. 2017/1129 of 14 June 2017 (the “Prospectus Regulation”) or a document that satisfies the exemptions in article 1, paragraph 4, subparagraph m and paragraph 5, subparagraph e of the Prospectus Regulation, by the Danish Financial Supervisory Authority. If and when Topco formally launches the exchange offer, it will be made in the form of an offer document to be approved by the Danish Financial Supervisory Authority in accordance with the Danish Capital Market Act (Consolidated Act no. 1767 of 27 November 2020 on Capital Markets, as amended) and the Danish Takeover Order.

For additional information, visit www.noblecorp.com or email investors@noblecorp.com

Craig Muirhead

Vice President—Investor Relations and Treasurer

+1 713-239-6564

Aaron Campbell

Director—Investor Relations

+1 713-417-9112